News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 12, 2025

Seabridge Gold Announces 2025 Corporate Objectives

Toronto, Canada… For more than twenty years, Seabridge Gold (TSX: SEA) (NYSE: SA) has set and published annual objectives and reported the results of those objectives at the end of each year. We call it our report card. For our 2024 report card, please see here. Our degree of success measured against annual objectives is used to determine "at-risk" compensation for senior management and bonus considerations for other employees. Here are the sixteen objectives set in early January for 2025, and the weighting factors assigned by our Board.

#	2025 Objectives	Proposed Weighting (%)
1	Enter a partnership agreement for KSM with a major mining company that has the technical, financial and social wherewithal to build and operate the project	25
2	Secure a minimum of $100 million in new funding to continue to advance early-stage construction activities and final feasibility data collection at KSM (√ Completed)	20
3	Complete a drill program of at least 8,000 meters (10-12 holes) at Iskut in order to announce a maiden gold-copper mineral resource at the Snip North target in Q1 2026	10
4	Exit 2025 with more gold resources per common share than reported at year end 2024 (based on including 100% of KSM)	6
5	Complete and file responses contesting the two petitions filed in BC Supreme Court challenging KSM's Substantially Started designation awarded by BC regulators in July 2024	5
6	Satisfy regulatory requirements for the approval of our M245 permit application for construction of the Mitchell Treaty Tunnels ("MTT")	5
7	Achieve improvement in key Health and Safety indicators including a companywide Total Reported Incident Frequency ("TRIF") of less than or equal to 1.5 for 2025	5
8	Develop a strategy to unlock value to shareholders from Courageous Lake	5
9	Complete a drill program of at least 2,500 meters (5-7 holes) at 3 Aces testing the potential for resource delineation to the south of the Central Core Zone	5

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

10	Continue to improve Cybersecurity systems by eliminating any remaining Cybersecurity gaps, ensuring secure authentication and providing Cybersecurity awareness training	2
11	Continue mine closure activities at the former Johnny Mountain mine to the satisfaction of regulators	2
12	Remain in compliance with permit conditions, reporting, regulatory inspections and technical requests for all projects	2
13	Continue to strengthen our social license with Treaty and First Nations and local communities	2
14	Continue to mature our risk management programs and systems by developing action plans that can decrease risk ratings for our more significant risks	2
15	Continue to develop internal processes, technology, and controls to support compliance with Canadian Sustainability Standards Board guidelines through workshops, regulatory and reporting update sessions, and internal documentation	2
16	Further evaluate the potential for a Getchell style discovery at Snowstorm deploying AI technology and a three-dimensional ambient noise seismic tomography survey	2

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is set in Yukon. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release lists 16 objectives of the Company.  Objectives are forward-looking statements of matters that the Company is working to achieve.  There can be no assurance that such objectives will be achieved, and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's objectives or expectations include program execution issues, the market for advanced gold and copper projects, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed from time to time in the filings made by the Company with securities regulators.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com